Exhibit 99.1

Company announcement — No. 54/2017

Employee elected board member change in Zealand Pharma

Copenhagen, December 1, 2017 — Zealand Pharma A/S (“ZEAL”) announces that Rasmus Just, Director of Business Development and employee-elected Board Member, leaves the company effective from 1 December 2017.

Replacing him as the employee-elected Board Member will be the alternate, Helle Haxgart, an accountant within Zealand. Her position will be effective immediately.

Under Danish Law, a company which during the past 3 years has employed an average of at least 35 employees, is required to elect employee representatives to the Board of Directors.

For further information, please contact:

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a portfolio of medicines and product candidates under license collaborations with Sanofi and Boehringer Ingelheim as well as a pipeline of internal product candidates focusing on specialty gastrointestinal and metabolic diseases.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow us on Twitter @ZealandPharma or LinkedIn.